                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS



                              MOBILE CATERERS, INC.
                 (Name of small business issuer in its charter)


           DELAWARE                                     06-1469654
(State or other jurisdiction
of incorporation of organization)           (I.R.S. Employer Identification No.)

               1 La Croix Drive, West Warwick, Rhode Island 02893
               (Address of principal executive offices) (Zip Code)

                    Issuer's telephone number (401) 822-1100


Securities to be registered under Section 12(b) of the Act:

      Title of each class                       Name of each exchange on which
      to be so registered                       each class is to be registered

              N/A                                              N/A

Securities registered under Section 12(g) of the Exchange Act:


                     Common Stock, par value $.01 per share
                                (Title of class)


                                (Title of class)

ITEM 1.  DESCRIPTION OF BUSINESS.

      Mobile Caterers, Inc. ("Mobile" or the "Company") was incorporated in September 1996 as a wholly-owned subsidiary of Saratoga Brands, Inc. ("Saratoga"). Saratoga has two principal business lines: (i) producing and importing specialty cheeses and Italian foods (the "cheese business") and (ii) producing and distributing delicatessen and snack foods to mobile caterers and convenience stores (the "deli business"). In July 1996, the Board of Directors of Saratoga determined that due to the differences between the operations of the cheese business and the deli business, shareholder value would be enhanced by separating the two businesses. Saratoga therefore formed Mobile and contributed all of the stock of the two subsidiaries which operate the deli business, Deli King, Inc. ("Deli King") and JR's Delis, Inc. ("JR's"), to Mobile. Upon the effective date of this registration statement, Saratoga is distributing to its shareholders one share of Mobile's common stock for every five (5) shares of Saratoga stock currently outstanding (the "Distribution").

      The Company's two wholly-owned subsidiaries, Deli King and JR's, operate in a 28,000 square foot facility located in West Warwick, Rhode Island. From this facility, often referred to as a commissary, Deli King and JR's produce "prepared foods" such as sandwiches, soups, salads, pasta, baked goods and other entrees, and distribute these products along with delicatessen and other food items such as snacks and beverages. Deli King sells these products to mobile catering truck customers and provides support services to these customers as well. JR's sells the same food products to more than 800 convenience stores and retail outlets in Rhode Island, Massachusetts and Connecticut. Deli King and JR's generate approximately 75% and 25%, respectively, of the Company's revenues.

PRODUCTS. Although Deli King and JR's sell to different types of customers, the majority of the products which they sell are identical. Approximately seventy percent of the prepared foods sold by the Company are produced by the Company, and this production consists of approximately 60% sandwiches and 40% soup, pasta or other entrees. Sandwiches are produced fresh daily based on previous day orders from the mobile catering customers and weekly orders from the convenience store customers. Each sandwich is produced individually as part of a production run by sandwich type, using recipes developed by the Company, to ensure the consistency of proper quantity and quality of ingredients. Soups, pastas and other entrees are prepared in bulk and then packaged in individual portion size containers. The in-house prepared food products provide the largest profit margin of the Company's products. The bulk of the remaining 30% of the prepared foods are purchased from third parties and are frozen. These frozen items provide the Company's second largest profit margin.
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      The Company's bakery produces 30% of the pastries and Danish sold, with the remaining products originating from other local bakeries and larger local and national suppliers.

      The remaining products include beverages, snacks and candy. Beverage products include such national brands as Coca-Cola, 7-Up, Dr. Pepper and various others, including mineral waters, fruit juices, iced tea and hot tea and coffee.

      Mobile Catering Business - Deli King derives revenues from three principal activities: the sale of prepared foods, snacks, beverages and supplies (ice, containers, plastic utensils, etc.); to independent catering operators; the operation of a mobile catering truck service facility and the rental of catering routes and trucks.

      The Company believes that approximately 70% of the area mobile catering truck operators obtain their goods from Deli King's West Warwick, Rhode Island facility. Deli King has operated in this area since 1985. Approximately 35% of Deli King's sales consist of products produced under the one of the Company's brand names at the Company's kitchen and bakery. The remaining sales consist of approximately 15% third party prepared foods, 10% purchased snacks and 40% beverages. As is customary in the business, the mobile catering operators place orders at the end of each day to be picked up the following morning and paid in cash.

      Deli King's customers are all mobile catering operators. These mobile caterers include persons operating their own vehicles on their own routes; persons operating their own vehicles on routes rented from Deli King; and persons renting one of the 27 catering trucks owned by Deli King for use on their own routes or routes rented from Deli King. The mobile caterer must pay a fixed amount per week for routes rented from the Company, and a weekly rental for the use of catering trucks owned by the Company. These operators are independent from the Company. Deli King served approximately 60 mobile catering trucks as of December 31, 1996.

      Deli King controls 30 catering routes which it "rents" to operators for a weekly fee. These controlled routes, which are also referred to as owned routes, represent an established series of regular stops served by the same vehicle. Each stop is usually a business where the employees depend on the caterer for their snacks, beverages or meals. In some areas, where the business is located some distance from any restaurant or market, the mobile caterer may be the only source of food and drink items during the work day.

      In addition to supplying the mobile caterers with food, drink and the related supplies, Deli King has a full service facility staffed with mechanics for the maintenance and repair of mobile catering vehicles and equipment. The facility is able to service


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and repair equipment used for mobile refrigeration, food warming and hot beverage brewing.

      Convenience Store Business - JR's sells the same food products as Deli King to more than 800 convenience stores and retail outlets in Rhode Island, Massachusetts, New Hampshire and Connecticut. These products include sandwiches prepared in the commissary and other products supplied by third parties including cold cuts, cheeses, muffins, cakes, cookies, candies, snacks such as jerky, pretzels and nuts and bottled beverages. JR's products have shelf lives from seven days to six months.

      JR's sales force includes driver-sales people who deliver the products in refrigerated trucks. These driver-sales people are employees who are paid a base salary plus a 5% commission. Approximately 40% of JR's sales are made on open account terms with payment due in 14 days. The remaining 60% of sales are made on a cash basis. Each driver-sales person must cash out or balance his or her cash receipts and open account sales to inventory changes on a daily basis. JR's operates seven trucks.

PRINCIPAL PRODUCTS. The Company's product lines include food, beverages and catering supplies, and it also maintains and repairs catering equipment. The food and beverage lines include prepared foods, baked goods, snacks and beverages. The catering supply products include food and beverage containers, eating utensils, straws, napkins, wrapping materials, seasonings and ice. The equipment maintenance operation is a full service facility staffed with mechanics for the maintenance and repair of mobile catering vehicles and equipment.

      Prepared foods include cold-cut sandwiches, soups, salads and other entrees. The cold-cut sandwich operation produces 5,000 sandwiches per day using an efficient, production line approach. Sandwiches are produced in batches by sandwich type. The components of each sandwich are selected from a wide variety of breads or rolls, meats, cheeses, garnishes and seasoning spreads or dressings. The ingredients of the sandwiches include meats and cheeses from national or well known regional producers including Oscar Meyer(R) and Boars Head(R) meats, cheeses from Kraft(R) and spreads from Heinz(R) and Admiration(R). Each sandwich is then labeled and wrapped and kept refrigerated until either loaded on a JR's delivery vehicle or sold to a Deli King customer. In addition to sandwiches, the Company's kitchen produces fresh soups and chowders and garden, tuna, chicken and other salads. Hot entrees produced include lasagna and pastas. Approximately 30% of the prepared food products are purchased from third parties. These third party supplied items are generally received frozen and include hamburgers, meatballs and hot dogs. Frozen items have an indefinite shelf life.


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      Approximately 30% of the baked goods are produced in the Company's bakery.
These in-house baked goods include pastry, Danish, cakes, cookies and other desert items. The breads and rolls used for sandwiches are obtained from local bakeries as are other baked dessert items.

      The snack product line includes a wide variety of pretzels, nuts, chips, jerky, crackers, candy, ice cream, yogurt, chewing gum, puddings and gelatins. Some of the national and regional brands represented include Jack Links Jerky(R), Barcelona Nuts(R), Hershey(R), Nestle(R), Mars(R), Heartland Snacks(R) and Frito-Lay(R).

      The suppliers for the beverage product line include Coca-Cola(R), Pepsi(R), 7-Up(R),Dr. Pepper(R), Welches(R), Minute Maid(R), Jolt(R), Rebound(R), Gatorade(R), Fairlee(R) and Nestle(R). These items are available in aluminum cans, paper cartons and glass and plastic bottles.

NEW PRODUCTS AND EXPANSION. Both Deli King and JR's are constantly seeking new food and beverage products. The preponderance of advertising for such products, which is found in most types of media, creates consumer awareness of new items. The Company is constantly being approached by its suppliers with new products. As a member of the Mobile Independent Catering Association, the Company receives publications and attends trade shows which present potential new products.

      At the present time, the Company's kitchen and bakery operate at capacities of approximately 35% and 20%, respectively. Management believes that the Company will maintain its current competitive position and that the mobile catering business can be expanded by opening additional distribution locations. Such satellite operations would be located beyond a 30 mile radius from the current facility. Any new locations would operate as distribution and service facilities where third party products would be warehoused. Prepared foods produced in the current kitchen and bakery would be shipped to any such new location. Management estimates that the production capacity of the current location can supply up to three satellite operations. While management believes implementation of such growth plans is feasible, no assurance can be given as to the success of any efforts to expand.

COMPETITIVE POSITION. Mobile catering business - Management believes that Deli King has approximately 70% of the mobile catering business in the geographic area it serves. Maintenance of its customer base is dependent on the ability of Deli King to provide superior service and reliability. The underlying relationship of the mobile caterer with its customers is dependent on service, reliability (customers expect the catering trucks to arrive within a few minutes of the same time each day) and on product selection and quality. The Company employs route managers whose function is to review the performance of the mobile caterers


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as it relates to their service and reliability. The goal is to ensure that the
Company's quality standards are kept at high levels.

      Management believes the remaining 30% of the mobile catering market is supplied by only one other commissary. Therefore, all mobile caterers in the area must choose between Deli King and its competitor. Due to the nature of the business, mobile caterers are severely limited by the time and distance they can travel to obtain their products. Management believes that there is little likelihood that another competitor will enter the market due to the cost associated with opening a new facility and the small number of persons with the expertise necessary for such an undertaking.

Convenience Store Business - JR's Delis is one of the three companies competing for the convenience store business in the six New England states. While the two competitors of JR's are approximately the same size as JR's, only JR's offers a full line of snacks, baked goods, beverages and other food items in addition to fresh sandwiches. Management believes that convenience store operators prefer the efficiency of dealing with JR's rather than with its sandwich-only competitors.

RAW MATERIALS. The raw materials or ingredients used in the Company's products are available from many suppliers. The Company has a core group of 50 vendors with which it has developed good relationships. Because of the large number of potential suppliers in the food and beverage industry, the Company is not dependent on any one supplier. The prepared food ingredients include many well known national brands such as Oscar Meyer, Kayem, Boars Head, Dubuque and Louis Rich (lunch meats) and Heinz and Kraft dressings and spreads.

PRODUCT LINE EXCLUSIVITY LICENSE & TRADEMARK AGREEMENTS. Except for prepared foods and baked goods produced by and unique to the Company, the Company has no product line exclusivity or any trademarks under its control. The products produced by the Company may use recipes slightly different than for those same products made elsewhere. However, this is a benefit in that the Company sells generic, traditional foods which must be prepared in a manner consistent with the common recipes for each type of dish.

GOVERNMENT REGULATIONS. Both Deli King and JR's are subject to federal, state and local health and food regulations. These regulations generally provide standards for sanitation, storage, food quality and grade, shelf lives and product labeling. Management strives to keep the Company in full compliance with these regulations.

      The Company is currently applying for certification from the United States Department of Agriculture (USDA), which requires that its commissary be modified to USDA specifications. If the Company


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obtains this certification, it expects to be able to expand its product lines.

RESEARCH & DEVELOPMENT. In the most recent two years, neither Deli King nor JR's has expended a material amount on research and development. However, both Deli King and JR's are continually looking to acquire new products from third parties. In addition, the Company's kitchen and bakery work to develop new products to follow industry trends although the monetary expenditure for such efforts has been minimal to date.

COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS. The costs and effects of compliance with environmental laws are not material to the Company's operation.

CURRENT EMPLOYEES. The Company currently employs 60 persons, of whom 50 are full time.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Audited Consolidated Financial Statements and related notes which are contained in elsewhere in this Registration Statement.

      Results of operations for Deli King, Inc. and JR's Deli's, Inc. are being compared on a consolidated basis as if they were combined for the entire periods being presented.

Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

      Net sales for the nine months ended September 30, 1996 increased 5.0% to $4,986,453 from $4,750,234 for the nine months ended September 30, 1995. The increase was primarily due to the acquisition by Deli King of additional catering routes.

      Gross profit for the nine months ended September 30, 1996 increased 20.0% to $1,506,334 from $1,255,743 for the nine months ended September 30, 1995. As a percentage of net sales, gross profit increased to 30.2% in the 1996 period compared to 26.4% in the 1995 period. The increase was primarily the result of a change in product sales mix between the 1995 and 1996 nine-month periods. Sales in 1996 consisted of a greater percentage of JR's convenience store business, which carries a higher gross margin than the mobile catering business.

      Selling, general and administrative expenses for the nine months ended September 30, 1996 increased 10.7% to $1,248,301 from $1,128,047 for the nine months ended September 30, 1995. The


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increase in selling, general and administrative expenses consisted primarily of added administrative staff, computerization of accounting functions, and installation of internal control systems which were put in place in anticipation of the growth forecasted for the Company in the future.

      Income from operations before interest and taxes for the nine months ended September 30, 1996 increased 102.1% to $258,033 from $127,696 for the nine months ended September 30, 1995. This increase was due primarily to the improved gross profit margin and to a lesser extent to the increased sales in the 1996 period, partially offset by the increase in selling, general and administrative expenses.

      Interest expense for the nine months ended September 30, 1996 increased 152% to $45,817 from $18,146 for the nine month ended September 30, 1995. The increases in interest expense is primarily the result of a $450,000 48-month term debt, which bears interest at the prime rate plus 1%, that was incurred upon the acquisition by Saratoga Brands, Inc., of Deli King, Inc. on April 29, 1997.

      Depreciation and amortization for the nine months ended September 30, 1996 increased 80.9% to $135,721 from $75,020 for the nine months ended September 30, 1995. The increase was primarily the result of a step-up in the basis of Deli King's assets recognized upon Saratoga's acquisition of Deli King in April 1996 and depreciation on assets thereafter acquired by Deli King.

      Net income for the nine months ended September 30, 1996 increased 93.7% to $212,216 from $109,550 for the nine months ended September 30, 1995 due to the foregoing reasons.


Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

      Net sales for the year ended December 31, 1995 increased 1.0% to $5,980,444 from $5,953,706 for the year ended December 31, 1994. This increase was due primarily to the expansion of JR's product line through its existing distribution channels.

      Gross profit for the year ended December 31, 1995 increased 2.9% to $1,820,854 from $1,770,073 for the year ended December 31, 1994. As a percentage of net sales, gross profit in 1995 increased to 30.4% compared to 29.7% in 1994, due to minor price fluctuations.

      Selling, general and administrative expenses for the year ended December 31, 1995 increased 23.2% to $1,851,025 from $1,502,654 for the year ended
December 31, 1994. This increase was due to expenses recognized by Deli King at December 31, 1995 in anticipation of its sale to Saratoga.


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      Income from operations for the year ended December 31, 1995 decreased
$297,590 to a loss of $30,171 from income of $267,419. This decrease was primarily due to the increase in selling, general and administrative expenses.

      Interest expense for the year ended December 31, 1995 increased 302% to $38,542 from $9,579 in 1994. This increase was primarily due to debt incurred for the purchase of certain fixed assets (catering trucks and vending equipment).

      In 1993, Deli King began to market a frozen microwavable sandwich that would retain its freshness after heating. The product, sold as "Microfresh," was not successful, and Deli King abandoned the product line in the third quarter of 1995. Deli King incurred losses of $67,693 and $191,268 in 1995 and 1994, respectively, from this operation, the assets of which were not acquired by Saratoga.

      Net income for the year ended December 31, 1995 decreased $246,420 to a loss of $180,098, or $0.08 per share on a pro forma basis, from net income of $66,322, or $0.03 per share on a pro forma basis, in 1994. This decrease was due to the reasons given above, partially offset by the lower loss from operations of discontinued business in 1995.

      Management expects gross margins to improve as the Company takes advantage of combining the economies of scale of each of the businesses, as well as improved buying practices.


LIQUIDITY AND CAPITAL RESOURCES

      At September 30, 1996 and December 31, 1995, the Company had working capital of $2,548,708 and $1,699,333, respectively.

      The Company has historically financed its business through cash flow from operations and borrowings from Saratoga, which will no longer be a source of financing. Management believes the Company has or can obtain sufficient working capital to meet the needs of its current level of operations. The Company, however, is actively seeking acquisitions and anticipates that it may require additional capital in order to fund any acquisitions or substantial growth in its current business. To this end, the Company plans to pursue both debt and equity financing from both private institutions and the public markets to finance acquisitions as needed. However, no assurance can be given that sufficient capital will be available when needed.


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
FORWARD LOOKING STATEMENTS

      Management's Discussion and Analysis of Financial Condition and Results of Operations contains information regarding management's planned growth, financing and prospective business acquisitions and opportunities. These statements are forward looking statements that involve risks and uncertainties. The following is a list of factors, among others, that could cause actual results to differ materially from the forward looking statements: business conditions and growth in the Company's market and industry and in the general economy; competitive factors including increased competition and price pressures; availability of raw materials and purchased products at competitive prices; and inadequate or unsatisfactory financing sources.


ITEM 3. DESCRIPTION OF PROPERTY. Deli King owns a 28,000 square foot building on
3.88 acres in West Warwick, Rhode Island. The facility includes administrative and sales offices, warehouse, frozen and cold storage space, food production areas and equipment service bays. The space is shared with JR's.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      Upon the consummation of the Distribution, the following table sets forth the number of shares of Common Stock that will be owned by (i) each person (including any "group," as that term is defined in Section 13(d) (3) of the Securities Exchange Act of 1934, as amended) known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company and (iii) all directors and executive officers of the Company as a group. Each individual has an address c/o the Company at 1 LaCroix Drive, West Warwick, Rhode Island 02893.

NAME AND ADDRESS                          AMOUNT OF       PERCENTAGE OF OUT-
OF BENEFICIAL OWNER                     SHARES OWNED     STANDING SHARES OWNED
-------------------                     ------------     ---------------------
Barry Witz                                 164,740               7.5%

Scott G. Halperin                          148,044               6.7%

Ronald M. Gagnon                             4,578               0.2%

Bernard F. Lillis, Jr                        9,000               0.4%

All directors and executive officers
as a group (4 persons)                     326,362              14.8%


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ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

      The following are directors and officers of the Company:

      Name                         Age          Title
      ----                         ---          -----
      Barry Witz                   55           Chairman of the Board,
                                                Chief Executive Officer,
                                                Director

      Scott G. Halperin            35           Director


      Ronald M. Gagnon             45           President, Deli King and
                                                JR's Delis

      Bernard F. Lillis, Jr.       53           Chief Financial Officer


Barry Witz has been Chairman of the Board of Directors of Saratoga since January 28, 1995. Mr. Witz was an attorney for the United States Securities and Exchange Commission from 1966 to 1971, he was an officer of the New York Stock Exchange from 1971 to 1975, and was a Senior Partner in the law firms of Avery, Hodes, Costello & Berman from 1975 to 1986, and Wood, Lucksinger and Epstein in 1987. From 1988 to 1993, he was a private investor. Since 1994, he has been Chairman of the Board, Director, CEO and President of Brite Lite Industries, Inc., a privately held company. He is currently a director of Osicom Technologies, Inc., a NASDAQ company engaged in the design, manufacturing and distribution of multimedia and state of the art networking products.

Scott G. Halperin has been a director of Saratoga since January 28, 1994. From August 1994 to present, Mr. Halperin has been Chief Executive Officer of Saratoga. He has also been serving as Treasurer since May, 1994. From July 1993 to the present, Mr. Halperin has been President and Chief Executive Officer of Agama, Inc., a company that pursues mergers and acquisitions. From April, 1987 to July, 1993, Mr. Halperin held a variety of management positions at Osicom Technologies, Inc.

Ronald M. Gagnon, President, has been President of Deli King, Inc. since February 1997. He had served as Vice President and CFO since April 1996 when Saratoga Brands, Inc. acquired the Company from the previous owner. From 1989 to April 1996, he was General Manager of Deli King, Inc. following the acquisition of his successful mobile catering company, Coffee An'Services, Inc., by Deli King, Inc. in June of 1986. Mr. Gagnon was formerly a member of the staff of the Providence, Rhode Island office of Deloitte & Touche (formerly Deloitte Haskins & Sells), and began his career as a revenue agent with the Internal Revenue Service. He holds a B.S. in Business


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Administration from Bryant College, and is a CPA in the State of Rhode Island.

Bernard F. Lillis, Jr., Chief Financial Officer, has been Chief Financial Officer of Saratoga Brands, Inc. and Subsidiaries since April of 1996. Prior to joining Saratoga he served as Chief Financial Officer of one of the largest suppliers of construction aggregate in the New York Metropolitan Area for fourteen years. Previously he was Vice President Finance & Administration of a Princeton (NJ) management consulting firm for seven years. Mr. Lillis also served as Deputy City Manager-Finance of Rochester, New York, and began his career with Deloitte & Touche (previously Haskins & Sells), Certified Public Accountants. He is a Certified Public Accountant, a recipient of the New York State Society of CPA's Award for Outstanding Scholastic Achievement in Accounting, and a member of the New York, New Jersey and Pennsylvania Societies of CPA's, and the Institute of Management Accountants.


ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth the compensation that the Company paid during its last three fiscal years to its chief executive officer and four most highly compensated executive officers.

                                                                    Other Annual
Name and Title                       Year            Salary         Compensation
--------------                       ----            ------         ------------
Barry Witz, Chairman,                1996                --               --
Chief Executive Officer              1995                --               --
                                     1994                --               --

Scott G. Halperin,                   1996                --               --
Chief Executive Officer              1995                --               --
  (Saratoga)                         1994                --               --


Ronald M. Gagnon,                    1996           $46,400           10,000
President JR's Delis                 1995            42,300               --
and Deli King                        1994            43,250               --


Bernard F. Lillis, Jr.,              1996           $57,250           15,000
Chief Financial Officer              1995                --               --
                                     1994                --               --


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      Information concerning compensation paid by Saratoga to Mr. Witz and Mr.
Halperin is included in Saratoga's Annual Report on Form 10KSB for the year ended December 31, 1995.

STOCK OPTION PLAN

      The Company has established an incentive and non-qualified stock option plan (the "Stock Option Plan") to become effective upon the Distribution. The Stock Option Plan is to be administered by the Board of Directors. A total of 300,000 shares of Common Stock is reserved for issuance under the Stock Option Plan.

      The purpose of the Stock Option Plan is to advance the Company's interests by enhancing its ability to attract and retain key employees. All grants will be made at the discretion of the Board to such individuals and in such amounts as the Board deems advantageous for compensation and incentive purposes. The Company's employees are all eligible for the grant of options.

      The Stock Option Plan provides for the grant of both incentive stock options as defined in Section 422 of the Code and non-qualified options subject to the rules contained in Section 83 of the Code. No options may be granted under the Stock Option Plan more than ten years after the date of the Distribution. All options under the Stock Option Plan will be non-transferable except upon death. The exercise price of a stock option granted under the Stock Option Plan may not be less than 100% (110% in the case of incentive stock options granted to owners of more than 10% of the total combined voting power of all classes of stock of the Company and its subsidiaries) of the fair market value of the underlying stock at the time of grant.

      The term of each option will be set by the Board but cannot exceed ten years from grant (five years from grant, in the case of an incentive stock option granted to someone owning more than 10% of the total combined voting power of all classes of stock of the Company and its subsidiaries). Each option will become exercisable in cumulative installments: on the first anniversary of the date of grant as to 25% of the shares covered by the option, and on each of the second, third and fourth anniversaries of the grant date as to an additional 25%. The exercise price of an option may be paid either in cash, certified check, bank draft or money order or, if the Board so permits, by delivery of previously owned Common Stock or a promissory note or a combination of the foregoing.

      If a participant's employment with the Company terminates by reason of death, each option held by the participant immediately prior to death will be exercisable, to the extent it was then exercisable, for 12 months after death or until the end of the option period if earlier. The options which were not exercisable at the time of death will immediately terminate upon death. If a


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participant's employment terminates for any other reason, all of the participant's options that are not then exercisable will immediately terminate. The participant's options that were then exercisable will continue to be exercisable for 30 days, unless the participant is discharged for cause, as determined in the Board's sole discretion. In such a case, all previously vested options shall be forfeited immediately.

      In the Board's sole discretion, options granted under the Stock Option Plan will also terminate in the event of certain mergers, consolidations or sale of assets or public or private Common Stock offerings of the Company. However, in such instances, the Stock Option Plan also provides that at least 20 days in advance of such an event all outstanding vested and non-vested options shall become exercisable for a limited period of time. Options not exercised during that time period shall be forfeited.

      The Board retains the right to amend the Stock Option Plan or any outstanding option. An amendment adversely affecting the rights of an employee under a previously granted option requires the employee's consent, and certain Stock Option Plan amendments, including any increase in the number of shares available under the Stock Option Plan, a change in the group of eligible employees, a reduction in the minimum option price for incentive stock options, an extension of the term of the Stock Option Plan, or amendments affecting the status of already granted incentive stock options, require shareholder approval.

      The number of shares reserved for issuance under the Stock Option Plan, as well as the number of shares subject to outstanding options, option price, and other option provisions, including where relevant the kind of shares subject to options, is subject to adjustment in the event of a stock dividend, stock split or similar capital change or to take into consideration material changes in accounting practice or principles or certain corporate transactions. The Board may, at any time, discontinue granting options under the Stock Option Plan.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      In 1996, Saratoga loaned $1,307,097 to Deli King to acquire the real estate in West Warwick, Rhode Island where the Company operates its business. Such amount has not paid by Deli King, and has been treated as a demand obligation from Deli King to Saratoga without interest. In addition, Saratoga issued a $450,000 Note to Roy LaCroix on behalf of Deli King (which agreed to make the payments on the note) and loaned amounts to Deli King from time to time, the current balance of which is approximately $787,084. In connection with the Distribution, such indebtedness will be cancelled by Saratoga in consideration of the issuance by the Company to Saratoga of shares of Series A Preferred Stock. The

Series A Preferred Stock will have a liquidation value equal to balance of the indebtedness at the time of Distribution, bear no cumulative dividend, be non-voting and be convertible to Common Stock at the market price of Mobile's stock at the time of Distribution.

      Barry Witz and Scott G. Halperin will be the sole directors of the Company and are also the sole directors of Saratoga. To the extent business opportunities, such as the purchase of a business, become available, the Board will determine whether the opportunity is more appropriate to the existing respective businesses of the Company or Saratoga and pursue the opportunity through that company only.

ITEM 8.  DESCRIPTION OF SECURITIES


COMMON STOCK

      The Company will be authorized to issue 25,000,000 shares of Common Stock, par value $.01 per share. As of the date of the Distribution, approximately 2,200,000 shares of Common Stock will be outstanding, held of record by 225 persons. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of the funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock to be issued in this offering, when issued against payment therefor, will be, validly authorized and issued, fully paid and nonassessable.

PREFERRED STOCK

      The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of "blank check" preferred stock, par value $.01 per share (the "Preferred Stock"), with such designations, powers, preferences, rights, qualifications, limitations and restrictions of such series as the Board of Directors, subject to the laws of the State of Delaware, may determine from time to time. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company does not currently intend to issue any shares of Preferred Stock, there can be no assurance that the Company will not do so in the future.

SERIES A PREFERRED STOCK

      Effective on the date of the Distribution, the Company will have outstanding ______ shares of Series A Preferred Stock, owned by Saratoga. These shares will be issued in cancellation of the Company's indebtedness of $______ to Saratoga. See Part I, Item 7, Certain Relationships and Related Transactions. The Series A Preferred Stock is non-voting, bears no cumulative dividend of and has a liquidation value equal to the indebtedness being cancelled. Each share of Series A Preferred Stock is convertible to _____ shares of common stock at the option of the holder.

DIVIDENDS

      The Company has never paid any dividends. Future dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to the consummation of a Business Combination. The payment of dividends is within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in the Company's business operations and accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

TRANSFER AGENT

      The transfer agent for the Common Stock is Signature Stock Transfer, Dallas, Texas.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

      Prior to the issuance of the shares to be registered herein, no market existed for common shares of the Company. Upon the effective date of this registration statement, the Company will have outstanding approximately 2,200,000 shares of common stock with a par value of $.01 per share. There will be approximately 225 shareholders of record for the common shares to be registered by this Registration Statement. There are no outstanding options or warrants to purchase or convert to common stock.

ITEM 2. LEGAL PROCEEDINGS.

      The Company is not a party to any material legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

      The Company has had no disagreements with its accountants regarding accounting or financial disclosure matters.

ITEM 4. RECENT SALE OF UNREGISTERED SECURITIES.

      On October 7, 1996, the Company issued one hundred (100) shares of Common Stock to Saratoga in exchange for all of the outstanding stock of JR's Deli and Deli King. The transaction was exempt from registration under the Securities Act of 1933, as amended (the "Act") as a transaction not involving any public offering, as set forth in Section 4(2) of the Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The Company is incorporated in Delaware. Under Section 145 of the General Corporation Law of the State of Delaware, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any action, suit or proceedings. Article IX of the Certificate of Incorporation and Article III of the Bylaws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. Reference is made to the Certificate of Incorporation of the Company, filed as Exhibit 3.1 hereto.

      Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct of a knowing violation of law, (iii) under
Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Article Seventh of the Company's Certificate of Incorporation contains such a provision.

                                    PART F/S

                     MOBILE CATERERS, INC. AND SUBSIDIARIES
                                      INDEX


                              FINANCIAL STATEMENTS


                                                           PAGE
                                                           ----
Reports of Independent Certified Public Accountants         18

Consolidated Balance Sheets at December 31, 1995 and
(unaudited) September 30, 1996                              22

Consolidated Statements of Operations for the Years
Ended December 31, 1995 and 1994, and the Nine Months
(unaudited) Ended September 30, 1996                        23

Consolidated Statements of Cash Flows for the Years
Ended December 31, 1995 and 1994, and the Nine Months
(unaudited) Ended September 30, 1996                        24

Consolidated Statements of Changes in Stockholders'
Equity for the Years Ended December 31, 1995 and 1994,
and the Nine Months (unaudited) Ended September 30, 1996    25

Notes to Consolidated Financial Statements                  26

                        REPORT OF INDEPENDENT ACCOUNTANT




To the Boards of Directors and Stockholders of Saratoga Brands, Inc. and Mobile Caterers, Inc.


In our opinion, based upon our audits and the reports of other auditors, the accompanying combined balance sheets and the related combined statements of operations, cash flows and stockholder's equity appearing on pages 21 through 28 present fairly, in all material respects, the financial position of JR Deli, Inc. and Deli King, Inc. to become wholly-owned subsidiaries of Mobile Caterers, Inc. and the combined companies as discussed in Note 1 (collectively, the "Company"), a wholly-owned subsidiary of Saratoga Brands, Inc. at December 31, 1995, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 and 1994 financial statements of Deli King, Inc., which was acquired by the Company in 1996. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Deli King, Inc., is based solely on the reports of other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.





BROZA, BLOCK & RUBINO
Certified Public Accountants


February 28, 1997

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors of Deli King,
  Inc. d/b/a LaCroix Food Services, Ltd.:


We have audited the accompanying balance sheet of the Deli King, Inc. d/b/a/ LaCroix Food Services, Ltd. (a Rhode Island corporation), as of December 31, 1995, the related statement of operations, statement of retained earnings and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the account principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Deli King, Inc. d/b/a LaCroix Food Services, Ltd., as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.




D.E. RODRIGUES & COMPANY, INC.
Fall River, Massachusetts
May 30, 1996

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
  Deli King, Inc. d/b/a LaCroix Food Services, Ltd.:


We have audited the accompanying balance sheet of the Deli King, Inc. d/b/a LaCroix Food Services, Ltd., (a Rhode Island corporation) as of December 31, 1994, the related statement of operations and retained earnings and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the account principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Deli King, Inc. d/b/a LaCroix Food Services, Ltd., as of December 31, 1994, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



D.E. Rodrigues & Company, Inc.
Fall River, Massachusetts
May 30, 1996

                     MOBILE CATERERS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                              AUDITED             UNAUDITED             PRO FORMA
                                                         DECEMBER 31, 1995   SEPTEMBER 30, 1996    SEPTEMBER 30, 1996
                                                         -----------------   ------------------    ------------------
            ASSETS
Current Assets:
  Cash                                                       $    9,496          $  (126,440)          $  (126,440)
  Accounts receivable net of allowance
    for doubtful accounts of $97,845 and
    $58,839 respectively (Note 2)                               140,134              327,350               327,350
  Inventories (Note 2)                                          298,583              235,921               235,921
  Loans receivable-stockholder                                  211,635
  Due from affiliate                                            356,172
  Prepaid expenses and other current assets                      42,941              174,511               174,511
                                                             ----------          -----------           -----------
      Total current assets                                    1,058,961              611,342               611,342

Property and equipment - net (Note 3)                           822,560            2,861,288             2,861,288
Other assets                                                        400                5,625                 5,625
Intangible assets (Note 2)                                       30,803              824,194               824,194
Excess of cost over fair market value of
  assets acquired (Note 2)                                    1,280,764            1,480,896             1,480,896
                                                             ----------          -----------           -----------
      TOTAL ASSETS                                           $3,193,488          $ 5,783,345           $ 5,783,345
                                                             ==========          ===========           ===========

      LIABILITIES AND STOCKHOLDERS' EQUITY
        LIABILITIES
Current Liabilities:
  Loans payable (Note 4)                                     $   24,871          $    13,539           $    13,539
  Accounts payable and accrued expenses                         656,887              844,756               844,756
  Dividend payable                                              517,803                   --                    --
  Current portion of capital leases payable
    (Note 7)                                                          0               28,084                28,084
  Current portion of long-term debt (note 5)                    177,893              126,655               126,655
  Current portion-note payable related party
    (Note 6)                                                                         112,500
                                                             ----------          -----------           -----------
      Total current liabilities                               1,377,454            1,125,534             1,013,034
                                                             ----------          -----------           -----------

Long term debt (Note 5)                                         116,701              116,617               116,617
Long-term notes payable-related party (Note 6)                       --              300,000
Due to Shareholder                                                   --            1,640,449
Capital leases payable (Note 7)                                      --               52,037                52,037
                                                             ----------          -----------           -----------
      TOTAL LIABILITIES                                       1,494,155            3,234,637             1,181,688
                                                             ----------          -----------           -----------
Contingencies (None)

        STOCKHOLDERS' EQUITY (NOTE 9)
Preferred stock - Class A convertible
  preferred shares stated at liquidation
  value, authorized 10,000 shares of which 2,053
  shares are issued and outstanding, $.01 par value                  --                   --             2,052,949
Common stock 1,000 shares authorized,
1000 shares issued and outstanding,
no par value                                                      1,000                1,000                 1,000
Additional paid-in capital                                    1,535,635            2,173,794             2,173,794
Retained earnings                                               161,698              373,914               373,914
                                                             ----------          -----------           -----------
      Total Stockholders' Equity                              1,699,333            2,548,708             4,601,657
                                                             ----------          -----------           -----------
      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY                                   $3,193,488          $ 5,783,345           $ 5,783,345
                                                             ==========          ===========           ===========

The accompanying notes to the consolidated financial statements are in integral part hereof.

                     MOBILE CATERERS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
        AND THE NINE MONTHS (UNAUDITED) ENDED SEPTEMBER 30, 1996 AND 1995

                                                                                     UNAUDITED
                                                  FOR THE YEAR ENDED                FOR THE NINE
                                                      DECEMBER 31,                  MONTHS ENDED
                                                  1995            1994           1996          1995
                                              ---------------------------     ------------------------
Net sales                                     $ 5,980,444     $ 5,953,706     $4,986,453    $4,750,234

Cost of sales                                   4,159,590       4,183,633      3,480,119     3,494,491
                                              -----------     -----------     ----------    ----------
Gross profit                                    1,820,854       1,770,073      1,506,334     1,255,743

Selling, general and administrative
  expenses                                      1,851,025       1,502,654      1,248,301     1,128,047
                                              -----------     -----------     ----------    ----------
Income (loss) from operations before
  interest and income taxes                       (30,171)        267,419        258,033       127,696

Interest (income) expense - net                    38,542           9,579         45,817        18,146

Income taxes (Note 8)                                 500             250             --            --
                                              -----------     -----------     ----------    ----------
Net earnings (loss from
  continuing operations                           (69,213)        257,590        212,216       109,550

Loss from operations of discontinued
  business (Note 10)                             (110,885)       (191,268)
                                              -----------     -----------     ----------    ----------
Net income (loss)                             $  (180,098)    $    66,322     $  212,216    $  109,550
                                              ===========     ===========     ==========    ==========
EARNINGS(LOSS) PER COMMON SHARE

Earnings(loss) from continuing
  operations                                  $    (69.21)    $    257.59     $   212.22    $   109.55

Loss from discontinued operations             $   (110.89)    $   (191.27)            --            --

Total earnings (loss) per share               $   (180.10)    $     66.32     $   212.22    $   109.55

Weighted average shares used in                     1,000           1,000          1,000         1,000
  computation

PRO FORMA EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) from continuing
  operations                                  $     (0.03)    $      0.12     $     0.10    $     0.05

Loss from discontinued operations             $     (0.05)    $     (0.09)            --            --

Total earnings (loss) per share               $     (0.08)    $      0.03     $     0.10    $     0.05

Weighted average shares used in
  computation                                   2,200,000       2,200,000      2,200,000     2,200,000

The accompanying notes to the consolidated financial statements are an integral part hereof.

                     MOBILE CATERERS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
            AND THE NINE MONTHS (UNAUDITED) ENDED SEPTEMBER 30, 1996

                                                                                    UNAUDITED
                                                          FOR THE YEAR ENDED       FOR THE NINE
                                                              DECEMBER 31,         MONTHS ENDED
                                                          1995           1994    SEPTEMBER 30, 1996
                                                      -------------------------  ------------------
Cash Flows from operating activities:

Adjustments to reconcile net operating profit
  to net cash provided by (used in) operating
  activities:
  Net operating profit (loss)                         $  (180,098)    $  66,322     $   212,216

  Depreciation and amortization                           151,466       155,270         135,721
  (Increase) decrease in accounts receivable              (31,381)       17,780        (231,222)
  Provision for losses on accounts receivable                                --         (44,006)
  Increase (decrease) in loans receivable                 (34,706)     (180,904)
  (Increase) decrease in prepaid expenses
     and prepaid expenses                                 (44,210)      (11,588)        (68,908)
  Increase (decrease) in other assets                     (38,263)       11,308          (5,225)
  Increase in accounts payable and accrued
     expenses                                             217,577        92,839         187,869
  Increase (decrease) in other liabilities                570,779            --        (517,803)
                                                      -----------     ---------     -----------
  Net cash provided by (used in) operating
      activities                                          611,164       151,027        (243,346)
                                                      -----------     ---------     -----------
Cash flows from investing activities:
  (Increase)decrease in loans receivable                       --            --         567,807
  Purchase of fixed assets                               (133,418)     (215,009)     (2,112,250)
  Disposal of fixed assets                                 99,678            --              --
  Increase in accumulated depreciation
     and amortization                                     (78,301)      (13,658)             --
  Increase in Goodwill                                 (1,313,604)                     (228,525)
  Purchase of intangible assets (routes)                       --            --        (827,197)
  Increase (decrease) in other assets
  Net cash used in investing activities                (1,425,645)     (228,667)     (2,600,165)

Cash flows from financing activities:
  Increase in paid-in capital                           1,153,880                       637,159
  Proceeds from notes payable                              77,962       108,116         504,111
  Capital leasing transactions                                 --            --          80,121
  Repayment of notes payable                             (150,588)      (29,693)       (154,265)
  Changes on equity due to adjustments                   (280,817)       15,485
  Increase in Due to Shareholder                               --            --       1,640,449
                                                      -----------     ---------     -----------
  Net cash provided by (used in) financing
     activities                                           800,437        93,908       2,707,575
                                                      -----------     ---------     -----------
Increase(decrease) in cash                                (14,044)       16,268         135,936
Cash at beginning of year                                  23,540         7,272           9,496
                                                      -----------     ---------     -----------
Cash at end of year                                   $     9,496     $  23,540     $  (126,440)
                                                      ===========     =========     ===========

Supplemental disclosure of cash flows information:
  Interest paid                                       $    42,620     $  16,533     $    45,817
  Income taxes paid                                           500           250             250

The accompanying notes to the consolidated financial statements are an integral part hereof.

                     MOBILE CATERERS, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
            AND THE NINE MONTHS (UNAUDITED) ENDED SEPTEMBER 30, 1996

                                                          COMMON
                                                          SHARES                Add'l          Retained
                                                   Number of                   Paid In         Earnings
                                                   Shares       Amount         Capital         (Deficit)         Total

BALANCE AT JANUARY 1, 1994                         1,000        $1,000        $   46,000       $ 887,561       $  934,561

Changes in Equity Due to Adjustments                                                               5,485            5,485

Net Income (Loss) for the year ended
  December 31, 1994                                                                               66,322           66,322

Balance at December 31, 1994                       1,000         1,000            46,000         959,368        1,006,368

Prior Period Adjustments                                                                         (28,056)         (28,056)

Dividends & Distribution to Shareholder                                                         (589,516)        (589,516)

Changes in Equity due to Adjustments                                           1,490,635

Net Income (Loss) for the year
December 31, 1995                                                                               (180,098)        (180,098)

Balance at December 31, 1995                       1,000         1,000         1,536,635         161,698        1,699,333

Paid in Capital in Connection with
Acquisition of Deli King, Inc.                                                   637,159                          637,159

Net Income (loss) for the nine months
  (unaudited) ended September 30,
  1996)                                                                                          212,216          212,216
-------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996
  (unaudited)                                      1,000        $1,000        $2,173,794       $ 373,914       $2,548,708
=========================================================================================================================

The accompanying notes to the consolidated financial statements are an integral part hereof.

                     MOBILE CATERERS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 1 -- ORGANIZATION AND BUSINESSES

Organization - Mobile Caterers, Inc. (the "Company") is a Delaware corporation incorporated on September 27, 1996, headquartered in West Warwick, Rhode Island. The Company is a wholly-owned subsidiary of Saratoga Brands Inc. ("Saratoga"). Saratoga operates as both a specialty cheese and Italian foods producer and importer distributor ("cheese") and as a producer=distributor of delicatessen and snack foods ("deli") for the mobile catering and convenience store clientele. In July 1996, management of Saratoga determined that due to the difference between the operations of the cheese and deli businesses, maximization of shareholder value would be better achieved by operating these activities as two separate organizations. The board of directors of Saratoga then resolved to implement these plans and formed the Company for the purpose of operating a separate deli business. On October 7, 1996, Saratoga contributed its holdings in its two wholly owned deli subsidiaries: Deli King, Inc. ("Deli King") and JR's Delis, Inc. ("JR's") to the Company, in exchange for 100% of the Company's common stock.

      Upon the effective date of a registration statement to be filed with the Securities and Exchange Commission in March 1997, Saratoga intends to spin off 100% of the shares of the Company to the Saratoga shareholders as a stock dividend.


NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

      The consolidated financial statements include the accounts of the two wholly-owned subsidiaries of the Company, Deli-King, Inc. and JR's Deli, Inc. for each of the periods presented. In consolidation all inter company balances are eliminated.

BASIS OF PRESENTATION

      The accompanying combined financial statements include those assets, liabilities, revenues and expenses directly attributable to Mobile Caterers, Inc.'s operations. These financial statements have been prepared as if Mobile Caterers, Inc. had operated as a freestanding entity for all periods presented.

      The financial information included herein does not necessarily reflect what the financial position and results of operations of Mobile Caterers, Inc. would have been had it operated as a stand-along entity during the periods covered, and may not be indicative of future operations or financial position.

PRO FORMA BALANCE SHEET AND EARNINGS PER SHARE

      The pro forma information represents data as if the Distribution had occurred on the date(s) for which such information is given.

INTERIM FINANCIAL STATEMENTS

      In the opinion of management, the interim combined financial statements reflect all adjustments necessary for fair presentation of the interim periods. All such adjustments are of a normal recurring nature. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year.
INVENTORIES

      Inventories are stated at the lower of cost on a first-in, first out basis or market, and consist entirely of material suitable for sale.

DEPRECIATION AND AMORTIZATION

      Depreciation of fixed assets is computed utilizing the straight-line method over the estimated useful lives of the related assets which range from 5 to 30 years. Amortization of catering routes has been computed on a straight line basis over a 15 year period.

                     MOBILE CATERERS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

REVENUE RECOGNITION

      Revenues are recognized upon shipment of product.

PER SHARE DATA

      The per share data has been calculated using the shares expected to be outstanding on the date when the registration of such shares is deemed effective as the weighted average number of Common Shares outstanding during each period presented. Outstanding options and warrants have been excluded from the computation due to their antidilutive effect.


EXCESS OF COST OVER FAIR MARKET VALUE OF ASSETS ACQUIRED, AND INTANGIBLE ASSETS

      The Company evaluates the amortization period of the excess of cost over fair market value of assets acquired (goodwill) and intangible assets on an ongoing basis in light of changes in business conditions, events or circumstances that may indicate the potential impairment of goodwill or intangible assets.

      The excess of cost over fair market value of assets (less liabilities) acquired is being amortized over 40 years. Goodwill at September 30, 1996 for each of the subsdiairies consisted of the following:

                             JR's Delis, Inc.     $1,256,134
                             Deli King, Inc.         224,762
                                                  ----------
                                TOTAL             $1,480,896
                                                  ==========

Intangible assets consist of Deli King catering routes with a value of $ 30,803 and $824,194 at December 31, 1995 and September 30, 1996 respectively. Amortization of these routes is being recognzied over a 15-year period. The goodwill attributable to JR's Delis has been transferred by Saratoga Brands, Inc. to the Company as part of its initial capitalization.


CASH EQUIVALENTS

      For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

CONCENTRATIONS

      The Company does not have any single customer which accounts for more than 10% of the Company's trade receivables or sales. The Company's products are distributed locally and regionally.

PROVISION FOR DOUBTFUL ACCOUNTS

      The Company periodically reviews and adjusts its provision for bad debts to reflect its experience.

                     MOBILE CATERERS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 3 -- PROPERTY AND EQUIPMENT - NET

      Property and equipment - net consisted of the following at December 31, 1995 and September 30, 1996:

                                               DECEMBER 31,      SEPTEMBER 30,
                                                   1995               1996
                                               ------------      -------------
           Land                                $         0        $   611,007
           Buildings                                    --          1,372,460
           Furniture & Equipment                   977,223            526,557
           Vehicles                                695,135            441,058
           Leasehold Improvements                  323,335                 --
                                               -----------        -----------
                Total Cost                     $ 1,995,693        $ 2,951,082
           Less Accumulated Depreciation        (1,173,133)           (89,794)
                                               -----------        -----------
                Net                            $   822,560        $ 2,861,288
                                               ===========        ===========

NOTE 4 -- LOANS PAYABLE

      JR has short term loans totaling $16,871 and $10,584 on December 31, 1995 and September 30, 1996, respectively, with Banca Nazional which bear interest at the prime rate and is due on demand. Additionally, JR has a term loan totalling $3,000.00 at September 30, 1996 with Shawmut Bank, which bears no interest and has 6 payments of $500.00 remaining.

NOTE 5 -- LONG-TERM DEBT

      The Company has bank notes, principally for the purchase of equipment, payable over terms ranging from 24 to 48 months and secured by various Company vehicles and vending equipment. The balances due at December 31, 1995 and September 30, 1996 are:

                             Current      Long-Term              Total
                             -------      ---------              -----
December 31, 1995           $177,893       $116,701            $294,594

September 30, 1996          $126,655       $116,617             243,272

At September 30, 1996, the remaining payments are:

                            1996                     $ 39,028
                            1997                      114,897
                            1998                       49,698
                            1999                       24,191
                            2000                       13,476
                            2001                        1,982

                     MOBILE CATERERS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 6 -- NOTES PAYABLE-RELATED PARTY

      Saratoga Brands, Inc. has a note outstanding with Roy LaCroix, the former owner of Deli King, Inc. which was incurred as part of the purchase price at the time of the acquisition of Deli King. At the instruction of Saratoga Deli King has been paying the note, and a liability of equal amount was recordd on Deli King's books at the time of the acquisition.

      Upon the effective date of the spin off Saratoga will resume payment of the note and the balance of the note due Saratoga will be converted to Series A Preferred Stock.

      The amount of the note at September 30, 1996 is $412,500. THis note bears interest at the prime rate plus 1 percent, and is being repaid in monthly installments of $9,375 plus accrued interest over a 4-year period. At September 30, 1996 the remaining payments required are:

                            1996                     $ 28,125
                            1997                      112,500
                            1998                      112,500
                            1999                      112,500
                            2000                       46,875


NOTE 7 -- CAPITAL LEASES

      At September 30, 1996, Deli King had capital leases totaling $80,121 with a current portion of $28,084. As of September 30, 1996, the remaining payments required are:

                            1996                     $  7,333
                            1997                       26,658
                            1998                       22,373
                            1999                       14,071
                            2000                        9,686


NOTE 8 -- INCOME TAXES

      Effective January 1, 1995 for JR and January 1, 1996 for Deli King, the companies adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement NO. 109, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Additionally, deferred tax balances are adjusted in periods that include the enactment of tax rate changes. The adoption of this statement, which was made on a prospective basis, did not have a material impact on the Company's financial condition or results of operations. Prior to the effective dates above each of these companies were S-Corporations. For the years ended December 31, 1995 and September 30, 1996 JR had no provision for income taxes due to the utilization of net operating loss ("NOL") carryforwards when consolidated with its parent company.


NOTE 9 -- STOCKHOLDERS' EQUITY

Common Stock:

The Company will be authorized to issue 25,000,000 shares of common stock, par value $.01 per share. As of the date of the Distribution, approximately 2,200,000 shares of Common Stock will be outstanding.

                     MOBILE CATERERS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Preferred  Stock:

The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of the "blank check" preferred stock, par value $.01 per share, with such designations, powers, preferences, rights, qualifications, limitations and restrictions of such series as the Board of Directors, subject to the laws of the State of Delaware may determine from time to time. At the date of the Distribution the Company does not intend to issue any shares of Preferred Stock, however, there can be no assurance that the Company will not do so in the future.

Series A Preferred Stock:

Effective on the date of the Distribution, the Company will have outstanding shares of Series A Preferred Stock, owned by Saratoga. These shares will be issued in cancellation of the of the Company's indebtedness of $2,052,949 to Saratoga which arose out of the purchase of the Company's real estate from Saratoga in 1996. The Series A Preferred Stock is non-voting, bears no cumulative dividend, and has a liquidation value equal to the indebtedness cancelled. Each share of Series A Preferred Stock is convertible to shares of common stock at the option of the holder.

NOTE 10 -- LOSS FROM DISCONTINUED BUSINESS

During the month of July 1995, Deli King, Inc. discontinued operations of its Micro Fresh Division due to its inability to demonstrate profitable operations since its inception. Accordingly, the activities for the periods presented, relating to the Micro Fresh Division, have been presented as discontinued operations.

Revenues from the discontinued business, which were not included in the income statement revenues, were $30,998 in 1995 and $23,874 in 1994.

Deli King, Inc. concluded all transactions related to the Micro Fresh Division prior to the acquisition of the Company by Saratoga Brands, Inc.

                                    PART III


ITEM 1.   INDEX TO EXHIBITS

3.1       Certificate of Incorporation, as amended

3.2       By-Laws, as amended

10        1997 Incentive and Non-Qualified Stock Option Plan

21        Subsidiaries of the Registrant

23.1      Consent of Independent Auditor

23.2      Consent of Independent Auditor

24        Power of Attorney

                                   SIGNATURES

      In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Santa Monica, State of California, on the 14th day of March, 1997.

                                   MOBILE CATERERS, INC.


                                   BY:/s/ Barry Witz
                                      ------------------------------------------
                                   BARRY WITZ, Chairman and
                                   Chief Executive Officer


                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Barry Witz and Scott Halperin his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting along, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                           Title                   Date
---------                           -----                   ----

/s/ Barry Witz          Chairman of the Board,         March 14, 1997
---------------------       Chief Executive Officer
BARRY WITZ                  (Principal Executive
                            Officer)

/s/ Bernard F. Lillis   Chief Financial Officer        March 14, 1997
---------------------       (Principal Financial
BERNARD F. LILLIS, JR.      and Accounting Officer)

/s/ Scott Halperin      Director                       March 14, 1997
---------------------
SCOTT G. HALPERIN